COMPANY ANNOUNCEMENT
(ASX:PBT)

Notice Under Section 708A(5) of the Corporations Act

Friday 17th October 2008:

This notice is given under paragraph (5)(e) of section 708A of the Corporations Act.

The following securities of the Company were issued without disclosure to investors under Part 6D.2 of the Corporations Act:

Type:	Unlisted Options
Class/Description:	Exercisable at AUD $0.50 consideration on or before 30 June 2010. Options issued under the 2004 ASX Plan.
ASX Code:	‘new class’
Date of Issue:	17th October 2008
Number Issued:	2,000,000
Issue Price per Security	$Nil

The above options will remain unlisted until exercised into ordinary shares.

As at the date of this notice, the Company has complied with:

(a)	the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and
(b)	section 674 of the Corporations Act.

Other information which is excluded information required to be disclosed under paragraph (6)(e) of section 708A of the Corporations Act	None.

For and on behalf of Prana Biotechnology Ltd,

Mr Richard Revelins
Company Secretary
Prana Biotechnology Limited